Exhibit 8.1

SENT BY EMAIL

To the management of Merus N.V.

Amsterdam, June 1, 2017

Merus N.V.: opinion with respect to the Dutch taxation paragraph as included in the F-3 form of Merus N.V.

Dear Sirs,

You have requested us to render an opinion with respect to certain Dutch tax aspects in connection with the offering, issuance and sale of common shares in Merus N.V.

More specifically you wish to receive our opinion on the following issues:

i.	a base prospectus (hereinafter: ‘Base Prospectus’) which covers the offering, issuance and sale of up to $ 250,000,000 in the aggregate of the securities listed on the cover of such Base Prospectus and the offering and sale by a selling shareholder of 3,200,000 of common shares of Merus N.V., in each case from time to time in one or more offerings; and

ii.	a sales agreement prospectus supplement (hereinafter: ‘Prospectus Supplement’) covering the offering of up to a maximum aggregate offering price of $ 50,000,000 of common shares of Merus N.V. that may be issued and sold under a sales agreement with Cowen and Company, LLC.

In giving our opinion we have examined and relied on the F-3 form as filed with the Securities and Exchange Commission on June 1, 2017 (hereinafter: ‘F-3 Form’). Terms used in this opinion letter have the same meaning as ascribed to them in the F-3 Form.

In the Taxation paragraph of the F-3 Form (page 45 up to and including 49), the following is included with respect to Dutch tax aspects:

Material Dutch Tax Considerations

The following paragraphs summarize a number of material Dutch tax considerations relating to the acquisition, ownership and disposition of our common shares. The following is intended as general information only, and is in no way a comprehensive or complete description of all aspects of Dutch tax law that may be relevant for a holder or prospective holder of common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules.

Ernst & Young Belastingadviseurs LLP is a limited liability partnership incorporated under the laws of England and Wales and registered with Companies House under number OC335596. The term partner in relation to Ernst & Young Belastingadviseurs LLP is used to refer to (the representative of) a member of Ernst & Young Belastingadviseurs LLP. Ernst & Young Belastingadviseurs LLP has its registered office at 6 More London Place, London, SE1 2DA, United Kingdom, its principal place of business at Boompjes 258, 3011 XZ Rotterdam, the Netherlands and is registered with the Chamber of Commerce Rotterdam number 24432939. Our services are subject to general terms and conditions, which contain a limitation of liability clause.

Prospective shareholders should consult their own tax advisor regarding the tax consequences of any acquisition, ownership or disposal of common shares in their particular circumstances.

The following summary is based on the Dutch tax law as applied and interpreted by case law, and as published and effective on the date hereof, including, for the avoidance of doubt, the tax rates and brackets applicable on the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

For the purpose of this paragraph, “Dutch tax” shall mean tax of whatever nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities and “the Netherlands” means the part of the Kingdom of the Netherlands located in Europe.

This section does not describe the possible Dutch tax considerations or consequences that may be relevant to a holder of common shares:

•	who is an individual for whom the income or capital gains derived from the common shares is attributable to employment activities, the income from which is taxable in the Netherlands;

•	that is an entity that is, pursuant to the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969, or CITA), not subject to Dutch corporate income tax or is in full or in part exempt from Dutch corporate income tax (such as qualifying pension funds);

•	that is an investment institution (beleggingsinstelling) as defined in article 6a or 28 CITA;

•	that is entitled to the participation exemption (deelnemingsvrijstelling) with respect to the common shares as defined in article 13 CITA. Generally, a holding of common shares is considered to qualify as a participation for the participation exemption if it represents a holding of an interest of 5% or more of our nominal paid-up capital; or

•	who has, or that has, a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in our company as defined in chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001, or ITA). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his or her partner (as defined in the ITA), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Taxes on Income and Capital Gains

Dutch Residents

The description of certain Dutch tax consequences in this paragraph is only intended for holders of common shares that are either individuals who are resident or deemed to be resident in the Netherlands for Dutch income tax purposes, or Dutch Individuals, or entities that are subject to the CITA and are resident or deemed to be resident in the Netherlands for corporate income tax purposes, or Dutch Corporate Entities.

Dutch Individuals

Dutch Individuals that derive or are deemed to derive any benefits from common shares (including any capital gains realized on the disposal of such common shares) which benefits are attributable to an enterprise from which the Dutch Individual derives profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement (medegerechtigde) to the net value of an enterprise, other than as a shareholder, are generally subject to Dutch income tax on those benefits at progressive rates with a maximum of 52%.

Dutch Individuals that derive or are deemed to derive any benefits from common shares (including any capital gains realized on the disposal of such common shares) that constitute benefits from miscellaneous activities (resultaat uit overige werkzaamheden), including, without limitation, activities which are beyond the scope of active portfolio investment activities (meer dan normaal, actief vermogensbeheer), are generally subject to Dutch income tax at progressive rates on such benefits with a maximum of 52%.

Dutch Individuals, whose common shares are not attributable to an enterprise, and whose common shares do not qualify as generating income from miscellaneous activities will be taxed under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income and capital gains realized, the annual taxable benefit of all the assets and allowable liabilities of a Dutch Individual that are taxed under this regime, including the common shares, is set at a deemed return based on the fair market value of the assets reduced by the allowable liabilities on January 1 of each year. Depending on the aggregate amount of the fair market value of the assets reduced by the liabilities, the deemed return ranges from 2.87% up to 5.39% (2017). This deemed return is subject to income tax at a flat rate of 30%. Taxation only occurs if and to the extent the fair market value of the assets reduced by the liabilities exceeds a threshold (heffingvrij vermogen) of €25,000 (2017). The deemed return will be adjusted annually.

Dutch Corporate Entities

Dutch Corporate Entities are generally subject to corporate income tax on income, including capital gains, derived from the common shares. The first €200,000 profits are taxable at a rate of 20%, while any profits in excess of €200,000 are taxable at a rate of 25% (2017).

Non-Dutch Residents

Non-Dutch Individuals

A holder of common shares that is an individual and not a resident or deemed resident of the Netherlands, or Non-Dutch Individual, for Dutch tax purposes, will not be subject to any Dutch taxes on income or capital gains in respect of the acquisition, ownership or disposition of common shares, other than dividend withholding tax described below, unless:

•	the Non-Dutch Individual derives profits from an enterprise directly, or pursuant to a co-entitlement to the net value of such enterprise, other than as a holder of securities, which enterprise either is managed in the Netherlands or carried out, in whole or in part, through a permanent establishment (vaste inrichting), a deemed permanent establishment (fictieve vaste inrichting) or a permanent representative (vaste vertegenwoordiger) which is taxable in the Netherlands and to which the common shares are attributable; or

•	the Non-Dutch Individual derives benefits or is deemed to derive benefits from common shares that are taxable as benefits from miscellaneous activities in the Netherlands, including, without limitation, activities which are beyond the scope of active portfolio investment activities.

If either of the conditions above apply, income or capital gains in respect of dividends distributed by us or in respect of any capital gain realized on the disposal of common shares will in general be subject to Dutch income tax at the progressive rates with a maximum of 52%, on the understanding that such benefits derived as benefits from miscellaneous activities will only be taxable in the Netherlands if such activities are performed or deemed to be performed in the Netherlands.

Non-Dutch Corporate Entities

A holder of common shares, other than an individual, that is not a resident or deemed resident of the Netherlands for Dutch corporate income tax purposes, will not be subject to any Dutch taxes on income or capital gains in respect of the acquisition, ownership or disposition of common shares, other than dividend withholding tax described below, unless that holder of common shares derives profits from an enterprise directly, or pursuant to a co-entitlement to the net value of such enterprise other than as a holder of securities, which enterprise either is managed in the Netherlands or carried out, in whole or in part, through a permanent establishment or a permanent representative which is taxable in the Netherlands and to which the common shares are attributable.

If the condition above applies, income and capital gains derived from the common shares will, in general, be subject to Dutch corporate income tax. The first €200,000 profits are taxable at a rate of 20%, while any profits in excess of €200,000 are taxable at a rate of 25% (2017).

Dividend Withholding Tax

Dividends payments made by us are generally subject to a 15% Dutch dividend withholding tax. Generally, we are responsible for withholding the Dutch dividend withholding tax at source, while the tax is ultimately for the account of the shareholder. The term “dividend payments” includes, but is not limited to:

•	distributions in cash or in kind, as well as deemed or constructive distributions and repayments of paid-in capital not recognized for Dutch withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of common shares, or proceeds of repurchase of common shares by us or one of our subsidiaries or other affiliated entity to the extent such proceeds exceed the average paid-in capital recognized for Dutch dividend withholding tax purposes;

•	the par value of common shares issued to a holder of common shares or an increase of the par value of common shares, to the extent that it does not appear that a related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•	partial repayment of paid-in capital recognized for Dutch dividend withholding tax purposes, if and to the extent that we have net profits (zuivere winst), unless:

•	the general meeting of the shareholders has resolved in advance to make such repayment; and

•	the par value of the common shares concerned has been reduced by a corresponding amount by way of an amendment of our articles of association.

The term “net profits” includes anticipated profits that have yet to be realized but that are reasonably certain and determinable.

In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to the Dutch tax authorities by the lesser of:

•	3% of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax; and

•	3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned reduction.

Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to remit to the Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold on Dividend Payments.

Dutch Individuals and Dutch Corporate Entities can generally credit Dutch dividend withholding tax against their personal income tax or corporate income tax liability. The same generally applies to holders of common shares that are neither resident nor deemed resident of the Netherlands if the common shares are attributable to a Dutch permanent establishment of such a non-resident holder of common shares to which the common shares are attributable.

Depending on the holder’s specific circumstances, a holder of our common shares that is neither resident nor deemed to be resident of the Netherlands, may be entitled to reductions or exemptions from or a full credit for Dutch dividend withholding tax pursuant to Dutch tax law, the laws of the European Union or treaties for avoidance of double taxation.

Due to legislation introduced to counteract the practice of dividend stripping, a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the Dividend Payment does not qualify as the beneficial owner (uiteindelijk gerechtigde) of that Dividend Payment. The anti-dividend stripping legislation generally targets situations in which shareholders retain their economic interest in common shares but reduce the withholding tax due on the Dividend Payment by entering into a transaction with another party with (mainly) that intent. It is not required for these rules to apply that the recipient of the Dividend Payment be aware that a dividend stripping transaction took place. The Dutch Ministry of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Gift Tax and Inheritance Tax

Dutch Residents

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of common shares by way of a gift by, or, on the death of, a holder of common shares who is resident or deemed to be resident in the Netherlands at the time of the gift or his/her death.

For purposes of Netherlands gift and inheritance taxes, amongst others, a person that holds Dutch nationality will be deemed to be resident in the Netherlands if that person has been resident in the Netherlands at any time during the 10 years preceding the date of the gift — in case of a gift under a condition precedent, the date of the fulfillment of the condition — or the date of the death of this person. Additionally, for purposes of Dutch gift tax, a person not holding Dutch nationality will be deemed to be resident in the Netherlands if that person has been resident in the Netherlands at any time during the 12 months preceding the date of the gift or - in case of a gift under a condition precedent - the date of the fulfillment of the condition. Applicable tax treaties may override the tax implications of deemed residency.

Non-Dutch Residents

No Dutch gift or inheritance tax will arise on the transfer of common shares by way of a gift by, or on the death of, a holder of common shares who is neither resident nor deemed to be resident in the Netherlands, unless:

•	in case of a gift of the common shares under a condition precedent (opschortende voorwaarde) by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual is resident or deemed to be resident in the Netherlands at the date of the fulfillment of the condition;

•	in case of a gift of the common shares by an individual who at the date of the gift or, in case of a gift under a condition precedent, at the date of the fulfillment of the condition, was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift or the fulfillment of the condition, while being resident or deemed to be resident in the Netherlands; or

•	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands.

Furthermore, Dutch inheritance tax will arise in case of a gift under a condition precedent by an individual who, at the date of the gift, was neither resident nor deemed resident of the Netherlands, but at the date of his or her death was resident or deemed to be resident in the Netherlands, and the condition was fulfilled after the date of his or her death.

Value Added Tax

No Dutch value added tax will be due in the Netherlands by a holder of common shares in respect of payments made in consideration for the issue of common shares, or in respect of the transfer of common shares.

Other Taxes

No Dutch registration tax, stamp duty, or any other similar documentary tax or duty will be due in the Netherlands by a holder of common shares in respect of or in connection with the mere issue, transfer or delivery of the common shares.

Residency

A holder of common shares will not become, and will not be deemed to be, resident in the Netherlands for Dutch tax purposes merely by virtue of holding a common share or by virtue of the execution, performance and/or delivery of our common shares.

Based upon our review of the above, our assumptions as set out below and our analysis of the Dutch tax law as we have considered necessary or appropriate, we are of the opinion that the Dutch tax considerations as described in the Taxation paragraph, as far as it concerns Dutch corporate tax law, are correct.

In rendering our opinion we have assumed that the Base Prospectus and Prospectus Supplement relates to the offering, issuance and/or sale of common shares in Merus N.V.

Final remarks

This opinion is limited to matters of Dutch corporate tax law as it stands at the date hereof and as such laws are interpreted in the published case law of the courts in the Netherlands. We disclaim any duty to keep you informed about any change in law applicable to the facts presented. This opinion is based on assumed facts as they are presented to us and the accurateness of which we have not verified.

This opinion is solely addressed to Merus N.V. and may not be relied upon by any other person, firm, company or institution without our prior written consent.

In this opinion, Dutch legal concepts are sometimes expressed in English terms and not in their original Dutch terms. These concepts may not be identical to the concepts designated by the same English term, as they exist under the laws of jurisdictions other than the Netherlands. This opinion may, therefore, only be relied upon under the express condition that any issues of interpretation or liability arising hereunder will be governed by and construed under Dutch law and be brought before a Dutch court. Any liability for this opinion is governed and limited by our general terms and conditions. Any liability for this opinion is governed and limited by our general terms and conditions and the engagement agreement concluded with Merus NV on 10 August 2015.

This opinion is strictly limited to the matters stated herein and may not be read as extending by implication to any other matters not specifically referred to herein. Nothing in this opinion should be taken as expressing an opinion in respect of any representations or warranties or other information or any document examined in connection with the opinion except as expressly confirmed herein.

Yours sincerely,

On behalf of Ernst & Young Belastingadviseurs LLP,

/s/ Dick Hoogenberg	/s/ Rudolf de Vries

Dick Hoogenberg	Rudolf de Vries
Partner	Partner